UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13305

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
WATSON PHARMACEUTICALS, INC.
401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WATSON PHARMACEUTICALS, INC.
311 Bonnie Circle
Corona, CA 92880

Watson Pharmaceuticals, Inc.
401(k) Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Benefit Plans Committee
for the Watson Pharmaceuticals, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceuticals, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for each of the years in the two year period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the years in the two year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Moss Adams LLP
Irvine, CA
June 25, 2010

Watson Pharmaceuticals, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments
Investments, at fair value	$231,209,214	$172,110,994
Loans to participants	5,392,387	5,612,479

Total investments	236,601,601	177,723,473

Contributions receivable
Company	1,168,756	1,093,690
Participant	594,770	734,414

Total contributions receivable	1,763,526	1,828,104

Net assets available for benefits at fair value	238,365,127	179,551,577

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,091,991)	606,062

Net assets available for benefits	$237,273,136	$180,157,639

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Additions to net assets
Investment income (losses)
Interest, dividend and other income	$5,446,031	$7,691,208
Net appreciation (depreciation) in fair value of investments	37,214,770	(58,661,511)

Total investment income (losses)	42,660,801	(50,970,303)

Contributions
Company	10,717,909	10,881,380
Participant	21,215,456	22,184,373
Rollover	738,780	2,256,467

Total contributions	32,672,145	35,322,220

Total increase (decrease) to additions to net assets	75,332,946	(15,648,083)

Deductions from net assets
Benefits paid to participants (including deemed distributions)	(17,984,423)	(20,148,531)
Administrative expenses	(233,026)	(225,329)
Refund of excess contribution	—	(515)

Total deductions from net assets	(18,217,449)	(20,374,375)

Net increase (decrease) to net assets	57,115,497	(36,022,458)

Net assets available for benefits
Beginning of year	180,157,639	216,180,097

End of year	$237,273,136	$180,157,639

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
1.	Description of Plan

The following description of the Watson Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc. (the “Plans Committee”).

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”). Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Effective April 1, 2005, the Plan trustee and custodian is Vanguard Fiduciary Trust Company and its record-keeper is The Vanguard Group, Inc.

Vesting

Participant contributions and related earnings are fully vested immediately. Effective January 1, 2008, participants are 50% vested in Company matching contributions after one year and 100% vested after two years. Effective January 1, 2006 but prior to January 1, 2008, participants vested in Company matching contributions at a rate per year of 33%, 33% and 34%. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Effective January 1, 2006, the Company made changes that allow participants to contribute up to 50% of his or her eligible pay up to the IRS limit. In addition, the Company has eliminated the requirement that eligible employees must be age 21 before they can begin participating in the Plan. Participants may also make rollover contributions from all other qualified plans.

Effective January 1, 2008, the Plan included a safe harbor feature. Automatic enrollment at 3% of eligible compensation was expanded for employees hired prior to November 1, 2004 (the automatic enrollment feature effective date) who had not previously contributed to the plan, eligible employees who were employed by Andrx Corporation (“Andrx”) immediately before the merger between Watson and Andrx but who have not previously contributed to the Plan and eligible employees hired on or after January 1, 2008. Deferral rates for these participants will automatically increase by 1% of eligible compensation annually beginning on the first day of the pay period that begins on or immediately after the anniversary of their Plan entry date up to 6%.

Also, effective January 1, 2008, the Company contributes 100% on the first 2% and 50% on the next 4% of total eligible compensation that a participant contributes to the Plan. Prior to January 1, 2008, the Company contributed 50% of the first 8% of total eligible compensation that a participant contributed to the Plan. In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2009 and 2008.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Loan interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Investment Options

The investment fund options for the years ended December 31, 2009 and 2008 consist of various registered investment company mutual funds and a Company stock fund, which are generally described below:

T. Rowe Price Mid-Cap Growth Fund

The fund normally invests at least 80% of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above average earnings growth.

Vanguard Retirement Savings Trust

The trust normally invests in high quality fixed income securities with financial backing from insurance companies and banks that enable it to maintain a constant $1 per share net asset value.

PIMCO Total Return Fund

The fund normally invests in bonds maintaining an average duration ranging between three to six years.

Vanguard Target Retirement 2050 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2050.

Vanguard Target Retirement 2045 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

Vanguard Target Retirement 2040 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2040.

Vanguard Target Retirement 2035 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
Vanguard Target Retirement 2030 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2030.

Vanguard Target Retirement 2025 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

Vanguard Target Retirement 2020 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2020.

Vanguard Target Retirement 2015 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

Vanguard Target Retirement 2010 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2010.

Vanguard Target Retirement 2005 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

Vanguard Target Retirement Income Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Vanguard Windsor II Fund

The fund normally invests in a diversified group of out-of-favor stocks of large capitalization companies. It is managed by five advisors, each of whom runs its portion of the fund independently.

Vanguard 500 Index Fund

The fund employs a “passive management” or indexing-investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard Morgan Growth Fund

The fund invests primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles. The fund also invests in stocks of smaller companies that offer good prospects for growth.

Artisan Mid Cap Value Fund

The fund normally invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
Vanguard Mid-Cap Index Fund

The fund employs a “passive management”— or indexing-investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies.

American Aadvantage Small Cap Value Fund (previously known as)/ American Beacon Small Cap Value Fund

The fund normally invests at least 80% of its assets in equity securities of small market capitalization U.S. companies.

Vanguard Explorer Fund

The fund normally invests in the stocks of smaller companies. These companies are considered by the advisors to have above average prospects for growth, but often provide little or no dividend income.

T. Rowe Price Small-Cap Stock (Advisor Class) Fund

The fund normally invests at least 80% of total assets in the stocks of small companies — those with market capitalizations that fall within the range of companies in the Russell 2000 Index, a widely used benchmark for small cap stock performance.

American Funds Euro Pacific Growth Fund

The fund normally invests at least 80% of total assets in securities of issuers located in Europe and the Pacific Basin.

Company Stock Fund

The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or prior to April 2002, the participant may elect to purchase a commercially insured annuity contract for the life of the participant. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1/2. Lastly, the Company will allow hardship withdrawals for the following additional IRS events: funeral or burial expenses relating to the death of participant’s spouse, child, parent, or other eligible dependents as defined by the IRS and for payments relating to the repair of participant’s principal residence due to certain catastrophic events.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $204,000 and $201,000 of forfeited nonvested accounts were used to reduce administrative expenses in 2009 and 2008, respectively. At December 31, 2009 and 2008, forfeited nonvested accounts totaled approximately $165,000 and $80,000, respectively.

Administrative Expenses

To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Revenues are recorded as earned, benefits paid to participants are recorded when paid and all other expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
Investment Valuation and Income Recognition
The Plan’s investment contacts are carried at contract value, with adjustments from fair value to contract value provided on the statement of net assets available for benefits. All other investments are carried at fair value. If available, quoted market prices are used to value investments. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end. Units held in common collective trusts are valued at the unit value as reported by the investment manager using the audited financial statements of the trusts at year end. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.
Under current GAAP, investment contracts held by a defined contribution plan are required to be reported within the statements of net assets available for benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit—responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Accordingly, GAAP requires the statements of net assets available for benefits to present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. As required by the Financial Accounting Standards Board (“FASB”), the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and deprecation of those investments.
Payment of Benefits
Payments to participants are recorded when paid.
New Accounting Pronouncements
On July 1, 2009, the FASB Accounting Standards CodificationTM (the “Codification”) became the authoritative source of accounting principles to be applied to financial statements prepared in accordance with GAAP. In accordance with the Codification, any references to accounting literature will be to the relevant topic of the Codification or will be presented in plain English. The Codification is not intended to change or alter existing GAAP. The adoption of the Codification did not have a material impact on the Plan’s financial statements.
In January 2010, the FASB issued authoritative guidance to improve disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements and certain disclosure information on transfers between Levels 1, 2 and 3. The Plan will adopt this new standard in the year ending December 31, 2010 except for certain provisions that will be effective in the year ending December 31, 2011.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
In January 2010, the FASB issued amendments to authoritative guidance for certain recognition and disclosure requirements for subsequent events. Among other things, this guidance incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Securities and Exchange Commission (“SEC”) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally and revised financial statements and defines certain terms used within the guidance. The adoption of this guidance is effective immediately.
3.	Investments
The following presents investments that represent 5% or more of the Plan’s net assets at December 31,:

	2009	2008

Vanguard Retirement Savings Trust	$49,442,948	$46,967,732
PIMCO Funds	23,990,725	20,750,950
Vanguard 500 Index Fund	20,814,668	15,664,309
T. Rowe Price Mid-Cap Growth Fund — Advisor Class	17,159,385	11,487,844
American Funds Euro Pacific Growth Fund; R-4 Shares	15,818,095	10,246,087
For the years ended December 31, 2009 and 2008, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized appreciation and depreciation on investments held during the year) increased (decreased) in fair value as follows:

	2009	2008

Mutual funds	$34,654,535	$(58,527,001)
Company common stock	2,560,235	(134,510)

Net appreciation (depreciation) in fair value of investments	$37,214,770	$(58,661,511)

Investment Contracts

The Vanguard Retirement Savings Trust (the “Savings Trust”) is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Savings Trust seeks to earn a high level of income consistent with those objectives. The Savings Trust holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). In accordance with GAAP, the Trust is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Vanguard Fiduciary Trust Company (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
4.	Related-Party Transactions
For the periods presented, the plan assets include investments in funds managed by The Vanguard Group, Inc. and Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as the Plan’s trustee and custodian and, therefore these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.
The Plan paid $45,000 and $108,000 to Vanguard Fiduciary Trust Company in fees and expenses for the years ended December 31, 2009 and 2008, respectively. Broker commission fees for the Watson Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Stock Fund are paid directly by the Company.
The Plan held Company common stock with fair values of approximately $7,564,000 and $5,244,000 at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, 190,970 and 197,372 shares of common stock of the Company are included in the Company Stock Fund, respectively. The Plan made purchases and sales of the Company Stock Fund during 2009 and 2008.
5.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC. Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6.	Fair Value Measurement
In September 2006, the FASB issued authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair-value measurements. The Company adopted the provisions of the guidance effective January 1, 2008 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. For nonfinancial assets and liabilities measured at fair value on a non-recurring basis, the guidance is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of the provisions of the guidance for nonfinancial assets and liabilities measured at fair value on a non-recurring basis on January 1, 2009 did not have a material impact on the Plan’s financial statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009
The guidance defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within the guidance distinguishes three levels of inputs that may be utilized when measuring fair value including level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities). A financial asset or liability’s classification within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
Financial assets and liabilities measured at fair value or disclosed at fair value on a recurring basis as at December 31, 2009 and 2008 consisted of the following (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements as at December 31, 2009 Using:
	Total	Level 1	Level 2	Level 3
Registered investment companies:
Bond funds	$23,990,725	$23,990,725	$—	$—
Balanced funds	47,752,591	47,752,591	—	—
Domestic stock funds	85,383,828	85,383,828		—
International stock funds	15,818,095	15,818,095	—	—
Other categories of mutual funds held by the plan:
Vanguard common/ collective trusts	50,534,939	—	50,534,939	—
Vanguard prime money market fund	164,703	164,703	—	—
Watson Pharmaceuticals, Inc. common stock fund	7,564,333	7,564,333	—	—
Participant loans	5,392,387	—	—	5,392,387

	$236,601,601	$180,674,275	$50,534,939	$5,392,387

	Fair Value Measurements as at December 31, 2008 Using:
	Total	Level 1	Level 2	Level 3
Registered investment companies:
Bond funds	$20,750,950	$20,750,950	$—	$—
Balanced funds	31,063,256	31,063,256	—	—
Domestic stock funds	58,444,852	58,444,852	—	—
International stock funds	10,246,087	10,246,087	—	—
Other categories of mutual funds held by the plan:
Vanguard common/ collective trusts	46,361,670	—	46,361,670	—
Vanguard prime money market fund	—	—	—	—
Watson Pharmaceuticals, Inc. common stock fund	5,244,179	5,244,179	—	—
Participant loans	5,612,479	—	—	5,612,479

	$177,723,473	$125,749,324	$46,361,670	$5,612,479

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

		Purchases, Sales,
	Beginning Fair	Issuances and
	Value	Settlements, Net	Ending Fair Value

Loans to participants	$5,612,479	$(220,092)	$5,392,387

Level 1 investments consist of public investment securities in Bond and Stock Mutual Funds and in the Watson Pharmaceuticals, Inc. Common Stock Fund for which market prices are readily available. Level 2 investments consist of public investment securities in Common and Collective Investment Trusts which are valued based on quotes on a private market that is not active, however, the unit price is based on underlying investments which are traded on an active market. Level 3 loans to participants are valued at cost plus accrued interest, which approximates fair value.

Watson Pharmaceuticals, Inc.
401(k) Plan
EIN: 95-3872914 PN:001
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of issuer,
	borrower, lessor or	Description of investment including maturity date, rate of
	similar party	interest, collateral, par or maturity value	Cost **	Current Value
(a)	(b)	(c)	(d)	(e)

Interest bearing cash:
*	Vanguard	Vanguard Prime Money Market Fund		$164,703

Common stock:
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		7,564,333

Mutual funds:
	Bond funds:
	PIMCO	PIMCO Funds: Total Return Funds		23,990,725

	Stock funds:
	American	American Beacon Small Cap Value Fund — PlanAhead Class		6,197,916
	American	American Funds Euro Pacific Growth Fund; R-4 Shares		15,818,095
	Artisan	Artisan Mid Cap Value Fund: Investor Shares		9,632,677
	T. Rowe	T. Rowe Price Mid-Cap Growth Fund, Inc: Advisor Class		17,159,385
	T. Rowe	T. Rowe Small-Cap Growth Fund-Advisor Class		7,062,516
*	Vanguard	Vanguard 500 Index Fund — Investor Shares		20,814,668
*	Vanguard	Vanguard Explorer Fund		1,690,993
*	Vanguard	Vanguard Mid-Cap Index Fund		7,555,790
*	Vanguard	Vanguard Morgan Growth Fund Investor Shares		10,455,660
*	Vanguard	Vanguard Target Retirement 2005 Fund		1,374,917
*	Vanguard	Vanguard Target Retirement 2010 Fund		1,588,160
*	Vanguard	Vanguard Target Retirement 2015 Fund		9,755,331
*	Vanguard	Vanguard Target Retirement 2020 Fund		4,682,621
*	Vanguard	Vanguard Target Retirement 2025 Fund		10,110,662
*	Vanguard	Vanguard Target Retirement 2030 Fund		3,786,683
*	Vanguard	Vanguard Target Retirement 2035 Fund		7,521,073
*	Vanguard	Vanguard Target Retirement 2040 Fund		2,629,363
*	Vanguard	Vanguard Target Retirement 2045 Fund		3,931,006
*	Vanguard	Vanguard Target Retirement 2050 Fund		911,217
*	Vanguard	Vanguard Target Retirement Income		1,461,557
*	Vanguard	Vanguard Windsor II Fund — Investor Shares		4,814,223

				172,945,238

Common and collective trusts:
*	Vanguard	Vanguard Retirement Savings Trust	***	49,442,948

Other:
*	Participant Loans	Varying maturity dates, interest ranging from 5% to 10.5% per annum		5,392,387

				$235,509,609

*	Party-in-interest for which a statutory exemption exists.

**	Cost information may be omitted with respect to participant directed investments.

***	At contract value which is less than fair value by $1,091,991.
Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.
401(k) Plan
Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. 401(k) Plan
By:	WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ Clare Carmichael
Clare Carmichael
Chairperson, Employee Benefit Plans Committee
Dated: June 25, 2010

Watson Pharmaceuticals, Inc.
401(k) Plan
Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm